JOHN HANCOCK TRUST
601 Congress Street
Boston, MA 02210-2805
April 8, 2011
VIA EDGAR
Alison White, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed February 10, 2011) (File Nos. 2-94157; 811-4146)
Dear Ms. White:
This letter responds to the additional comments of the staff of the Securities and Exchange Commission (“Commission”), which were conveyed to me, Assistant Secretary of John Hancock Trust (“JHT” or the “Registrant”), by telephone on April 7, 2011 with respect to post-effective amendment No. 93 to the registration statement of JHT on Form N-1A (the “Amendment”) which was filed with the Commission via EDGAR on February 10, 2011. Capitalized terms used and not defined herein have the meanings given them in the Amendment.
The staff’s comments are set forth below. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 497 under the Securities Act of 1933, as amended.
Comment 1 (a). Your response to SEC Comments dated April 4, 2011 and April 6, 2011 state that JHT’s frequent trading policy does not apply to purchases and redemptions of shares of other JHT funds by the Lifestyle PS Series and this fact will be noted in the prospectus. These letters also state that Registrant believes that potential frequent trading is a Principal Risk for the Strategic Allocation Trust and the Bond PS Series and will disclose this risk in the prospectus for these two funds but that Registrant does not believe that frequent trading is a Principal Risk for other JHT funds (“Other JHT Funds”). Please add disclosure to the prospectus that trading by the Lifestyle PS Series in Other JHT Funds will be monitored and, if necessary, appropriate action will be taken to restrict frequent trading by the Lifestyle PS Series in the Other JHT Funds.
     (b). Please explain supplementally why JHT’s frequent trading policy does not apply to purchases and redemptions of shares of JHT funds by the Lifestyle PS Series, an affiliated fund, when such policy applies to purchases and redemption of shares of JHT funds by other investors.

     Response. JHT’s frequent trading policy does not apply to purchases and redemptions of shares of JHT funds by the JHT Lifestyle PS Series because the policy was designed to restrict short term trading by contract owners in the JHT funds. However, as noted in the SAI, JHT’s investment adviser, John Hancock Investment Management Services, LLC (the “Adviser”) will monitor the trading by the JHT Lifestyle PS Series and will attempt to minimize any adverse effect of this trading on JHT funds consistent with pursuing the investment objective of the JHT Lifestyle PS Series. Disclosure to this effect will also be included in the prospectus.
Two JHT funds, the Strategic Allocation Trust and the Bond PS Series, may be subject to more frequent trading due to the automatic transfers of contract value pursuant to certain guaranteed benefit riders of variable insurance contracts that use JHT as their underlying investment vehicle and this fact will be noted in the prospectus. Registrant believes, however, that redemptions from Other JHT Funds will occur infrequently and only in extreme market situations.
* * *
The Registrant acknowledges the following:
—	it is responsible for the adequacy and accuracy of the disclosure in the Amendment;

—	staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the Commission from taking any action with respect to the Amendment; and

—	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please call me at 617-663-2166 if you have any questions.
Very truly yours,

/s/ Betsy Anne Seel
Betsy Anne Seel,
Senior Counsel and Assistant Secretary

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